Exhibit 21.1

Subsidiaries of Blue Ridge Bankshares, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization

Blue Ridge Bank, National Association	United States of America
LenderSelect, LLC	Virginia
MoneyWise Payroll Solutions, Inc.	Virginia
PVB Properties, LLC	Virginia